FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 4, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: August 4, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

Below is the English version of our MOPS filings on August 4, 2017

Regulation: Published pursuant to Article 4 Paragraph 49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1

Date of announcement: 2017/08/04

Time of announcement: 19:21:00

Subject: In response to the indictment of our COO for the alleged violations of the ROC Securities and Exchange Act as announced by Kaohsiung District Prosecutors Office

Date of events: 2017/08/04

To which item it meets: paragraph 49

Statement:

1. Date of occurrence of the event: 2017/08/04

2. Company name: Advanced Semiconductor Engineering, Inc.

3. Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: As announced by Kaohsiung District Prosecutors Office

6. Countermeasures: In response to the indictment of our Chief Operating Officer for the alleged violations of the ROC Securities and Exchange Act as announced by Kaohsiung District Prosecutors Office, the Company will make every possible effort to cooperate with the regulators in the relevant proceedings. Currently, the operation and business of the Company remain unaffected. We believe the planning and implementation of the Company's future operation will not be affected by such indictment. After the Chief Operating Officer receives the formal indictment, the Company will make further public announcements or disclosure as required by law.

7. Any other matters that need to be specified: None